Exhibit 99.1

Kitov Pharmaceuticals to Present at Biotech Showcase in San Francisco on January 11, 2016

TEL AVIV, Israel, January 11, 2016 /PRNewswire/ -- Kitov Pharmaceuticals (NASDAQ/TASE: KTOV), a late-stage drug development company, today announced that Dr. J. Paul Waymack, Kitov’s Chairman of the Board and Chief Medical Officer will present at the 8th Annual Biotech Showcase in San Francisco at 5:00pm (Pacific Standard Time) on January 11, 2016.  The conference will take place from January 11-13 at the Parc 55 San Francisco. Registered attendees interested in a one-on-one meeting with management may contact the conference or Kitov directly.

About Biotech Showcase

Biotech Showcase is an investor and networking conference devoted to providing private and public biotechnology and life sciences companies with an opportunity to present to, and meet with, investors and potential strategics in one place during the course of one of the industry's largest annual healthcare investor conferences. Investors and biopharmaceutical executives from around the world gather in San Francisco during this critical week which is widely viewed as setting the tone for the coming year.

About Kitov Pharmaceuticals Holdings Ltd.

Kitov Pharmaceuticals Holdings Ltd. is a pharmaceutical company focused on the development of therapeutic candidates for the simultaneous treatment of various clinical conditions. In particular, Kitov focuses on developing combinations of existing drugs in advanced stages of development. Kitov's lead drug, KIT-302, is formulated for the simultaneous treatment of two clinical conditions – pain caused by osteoarthritis (OA) and hypertension (high blood pressure), which can be pre-existing or caused by the treatment for OA. KIT-302 is based on celecoxib, the active ingredient of a known and approved-for-use drug designed primarily to relieve pain caused by OA, and the generic drug amlodipine besylate. Kitov is traded on the Nasdaq Capital Market (KTOV) and the Tel-Aviv Stock Exchange (KTOV).

Forward-Looking Statements

This press release contains forward-looking statements about the Company's expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements involve certain risks and uncertainties, including, among others, risks impacting the ability of the Company to complete any public offering of its securities because of general market conditions or other factors and risks that could cause the Company's results to differ materially from those expected by Company management. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd.'s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC's website, www.sec.gov.

Contact:

Simcha Rock, CFO

+972-2-6254124

Simcha@kitovpharma.com